UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-20281

CREATIVE TECHNOLOGY LTD.

(Exact name of Registrant as specified in its charter)

SINGAPORE

(Jurisdiction of incorporation or organization)

31 International Business Park

Creative Resource

Singapore 609921

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F   ☒         Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐         No   ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82 N/A

This report consists of the foregoing cover page, the signature page, and the following attached exhibits, which are hereby incorporated by reference.

Exhibit 1

The Notice filed with the Singapore Exchange Securities Trading Limited relating to the resolutions passed at the 25th Annual General Meeting of the Company held on October 31, 2007.

Exhibit 2

The Notice filed with the Singapore Exchange Securities Trading Limited relating to the dividend and books closure date.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREATIVE TECHNOLOGY LTD.

/S/ Ng Keh Long
Ng Keh Long
Chief Financial Officer
Date: October 31, 2007

Exhibit 1

CREATIVE TECHNOLOGY LTD

(Incorporated in Singapore)

RESULTS OF ANNUAL GENERAL MEETING

Creative Technology Ltd (the “Company”) is pleased to announce that at the conclusion of the Annual General Meeting (“AGM”) of shareholders held today, all the resolutions set out in the Notice of AGM of the Company dated 10 October 2007 have been successfully adopted and passed by its shareholders.

Ng Keh Long
Company Secretary
31 October 2007

Exhibit 2

CREATIVE TECHNOLOGY LTD

(Incorporated in Singapore)

DIVIDEND AND BOOKS CLOSURE DATE

The Directors are pleased to announce that an ordinary tax-exempt dividend of S$0.20 per ordinary share has been declared for the current financial year ending 30 June 2008. The dividends will be paid on 30 November 2007 to all shareholders of record as of 14 November 2007.

Holders of shares in the securities accounts with The Central Depository (Pte) Limited (“CDP”), Singapore, will receive payment of the dividends through CDP. All other shareholders will receive payment in United States Dollars converted from Singapore Dollars at the rate prevailing on 23 November 2007.

NOTICE IS HEREBY GIVEN that duly completed registrable transfers received by the Company at 5:00 p.m. on 14 November 2007 will be registered to determine shareholders’ entitlements to the dividends. For the purpose of preparing dividend vouchers, the Shares Transfer Books and the Register of Members will be closed from 15 November 2007 to 16 November 2007 (both dates inclusive).

For and on behalf of

Creative Technology Ltd

Ng Keh Long
Company Secretary
31 October 2007